SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

AMENDMENT NO. 3 TO

SCHEDULE 13E-3

RULE 13e-3 TRANSACTION STATEMENT

(Under Section 13(e) of the Securities Exchange Act of 1934)

LUXEMBURG BANCSHARES, INC.

(Name of the Issuer)

LUXEMBURG BANCSHARES, INC.

(Name of Person(s) Filing Statement)

Common Stock, Par Value $1.00 Per Share

(Title of Class of Securities)

N/A

(CUSIP Number of Class of Securities)

Larry D. Lieberman

Godfrey & Kahn, S.C.

780 North Water Street

Milwaukee, Wisconsin 53202

(414) 273-3500

(Name, Address and Telephone Number of Person Authorized to Receive

Notices and Communications on Behalf of Persons Filing Statement)

This statement is filed in connection with (check the appropriate box):

a.	☒	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C, or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b.	☐	The filing of a registration statement under the Securities Act of 1933.

c.	☐	A tender offer.

d.	☐	None of the above

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies.  ☐

Check the following box if the filing is a final amendment reporting the results of the transaction.   ☒

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee

$2,486,484.00	$292.66

*

For purposes of calculating the filing fee only.  Determined by multiplying (A) $54.00 by (B) the total number of shares of common stock owned by all such shareholders of record in each shareholder’s account immediately prior to the reverse stock split.

☒

Check Box if any part of the fee is offset as provided by §240.0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.  Identify the previous filing by registration statement number, or the Form or Schedule and date of its filing.

Amount previously paid:	$590.00	Filing Party:	Luxemburg Bancshares, Inc.

Form or Registration No.	Schedule 13E-3	Date Filed:	June 14, 2005
			July 29, 2005
			August 31, 2005

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of this transaction, passed upon the merits or fairness of this transaction or passed upon the adequacy or accuracy of the disclosure in this document.  Any representation to the contrary is a criminal offense.

INTRODUCTION

This Amendment No. 3 to Rule 13e-3 Transaction Statement on Schedule 13E-3 is being filed by Luxemburg Bancshares, Inc., a Wisconsin corporation (the “Company”), pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended, and Rule 13e-3 thereunder.  This Amendment No. 3 is being filed pursuant to Rule 13e-3(d)(3) as a final amendment to report the results of the 1-for-500 reverse stock split followed immediately by a 500-for-1 forward stock split (the “Split Transaction”).

Shareholders holding shares of the Company’s capital stock representing the required majority of votes approved the Split Transaction at the Company’s annual meeting of shareholders held on October 4, 2005.  The Company filed Articles of Amendment to its Articles of Incorporation with Wisconsin Department of Financial Institutions to effect the Split Transaction, and as a result, the effectiveness of the Split Transaction, shareholders holding less than one share of common stock after the reverse split solely have the right to receive cash at a price of $54.00 per whole share of common stock outstanding immediately prior to the effectiveness of the reverse split.  Shareholders holding more than one share of common stock after the reverse split participated in the forward split and therefore continued to hold the same number of shares immediately after the Split Transaction as they did immediately before the Split Transaction.

The Split Transaction has reduced the number of stockholders of the Company to less than 300, enabling the Company to terminate its registration and its reporting obligations with the Securities and Exchange Commission.  The Company expects to file a Form 15 with the Securities and Exchange Commission to cease reporting as a public company as soon as practicable.

Pursuant to General Instructions F and G to Schedule 13E-3, the definitive proxy statement of the Company filed on September 2, 2005, including all appendices and exhibits thereto, is expressly incorporated by reference herein in its entirety.

All parenthetical references under the various Items contained in this Schedule 13E-3 are references to the corresponding Items contained in Regulation M-A under the Exchange Act.

ITEM 5.

Past Contracts, Transactions, Negotiations and Agreements.

(Reg. M-A 1005(a) through (c) and (e))

(a)

Significant Corporate Events.  Articles of Amendment were filed with the Wisconsin Department of Financial Institutions to effect the Split Transaction on October 21, 2005.  Holders of common stock of the Company whose shares are being repurchased as a result of the Split Transaction are being sent a letter of transmittal instructing them on the procedures for surrendering their stock certificates and receiving payment for their shares.

ITEM 6.

Purposes of the Transaction and Plans or Proposals.

(Reg. M-A 1006(b) and (c)(1) through (8))

(c)(7), (8)

As a result of the Split Transaction, the common stock of the Company will be eligible for termination pursuant to Rule 12g-4(a)(1)(i) of the Securities Exchange Act, and the Company will no longer have any obligation to file reports under Section 15(d) of the Securities Exchange Act.

ITEM 16.

Exhibits.

(Reg. M-A 1016(a) through (d), (f) and (g))

(a)(1)

Preliminary Proxy Statement relating to the annual meeting of shareholders filed with the Securities and Exchange Commission on June 14, 2005.*

(a)(2)

Revised Preliminary Proxy Statement related to the annual meeting of shareholders filed with the Securities and Exchange Commission on August 1, 2005.*

(a)(3)

Definitive Proxy Statement relating to the annual meeting of shareholders filed with the Securities and Exchange Commission on September 2, 2005 (incorporated herein by reference to the Definitive Proxy Statement on Schedule 14A filed on September 2, 2005).

(b)

Loan agreement between Luxemburg and Associated Bank, N.A., dated October 21, for subordinated debt totaling $4,000,000.

(c)(1)

Presentation of Ryan Beck & Co., Inc. dated May 17, 2005 to the board of directors.*

(c)(2)

Fairness Opinion provided by Ryan Beck & Co., dated May 17, 2005, (incorporated herein by reference to Appendix B of the Definitive Proxy Statement on Schedule 14A listed as exhibit (a) to this Schedule13E-3).

(d)

Not applicable.

(f)

Not applicable.

(g)

Not applicable.

* Previously filed.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  October 28, 2005

LUXEMBURG BANCSHARES, INC.

By:  /s/ John A. Slatky

Name and Title:  John A. Slatky, President and CEO

5